

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 6, 2008

Via U.S. Mail and Fax (402) 392-7545

Mr. Christopher J. Canfield
President and Chief Financial Officer, Treasurer and Director
Rapid Link, Incorporated
5408 N. 99th Street
Omaha, NE 68134

> RE: **Rapid Link, Incorporated**
> **Form 10-KSB for the year October 31, 2007**
> **Filed on January 23, 2008**
> **File no. 0-22636**

Dear Mr. Canfield:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the future filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended October 31, 2007

Note 6- Convertible debentures and notes payable, including related party notes, page F-16

1. We note that the conversion price of the GC-Note is equal to 80% of the average of the three lowest volume weighted average sales price of your common stock. We also note that the modified note payable to Apex is convertible to common stock at market pricing. Please note that:

*   since the GC-Note and the Apex notes are convertible into an unlimited number of shares, it appears that you are required to bifurcate the conversion feature of the GC-Note and the Apex Note as required by paragraph 20 of EITF00-19;

*   the existence of a contract that can be settled in a potentially unlimited number of shares preclude you from concluding that you have sufficient authorized and unissued shares to settle any contracts within the scope of EITF 00-19. Therefore you may be required to classify all or some of your outstanding warrants as liabilities. In this regard, please refer to paragraphs 11, 20 and 24 of EITF 00-19.

*   if you are required to bifurcate the convertible notes under EITF 0-19, then it is not appropriate to recognize a beneficial conversion feature under EITFs 98-5 and 00-27.

*   Please revise or advise.

Note 10- Net Reductions of liabilities, page F-21

2. Tell us in more detail of the nature of the original $1,435,000 carried costs that were previously accrued. Also, tell us your basis in GAAP for the reason and timing of the reversal of the accrual in the year ended October 31, 2006.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director